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Exhibit (A)(5)(2)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

SHARON KOLTON,	)
)
Plaintiff,	)
)
v.	)	Civil Action No. 20487 -NC
)
VARSITY BRANDS, INC.,	)
ROBERT E. NEDERLANDER,	)
JEFFREY G. WEBB, LEONARD	)
TOBOROFF, DON R. KORNSTEIN,	)
JOHN McCONNAUGHY, JR.,	)
GLENN E. SCHEMBECHLER,	)
ARTHUR N. SEESSEL, III, and	)
LEONARD GREEN & PARTNERS,	)
L.P.,	)
)
Defendants.	)

COMPLAINT

        1.     This is an individual and class action challenging the actions of the board of Varsity Brands, Inc. ("Varsity" or the "Company") in connection with the proposed self-dealing sale of the Company to a group that includes the Company's senior management. As outlined below, the board failed to obtain the highest value reasonably available for the stockholders. In addition, a majority of the Company's directors are interested in the challenged transaction or lack independence from interested directors. Accordingly, the defendants must, but cannot, prove the entire fairness of the challenged transaction. Moreover, the proxy statement in connection with a shareholder vote on the transaction scheduled for September 15, 2003 misstates and omits material facts.

  Varsity

        2.     Varsity is the leading provider of goods and services to the school spirit industry. Varsity emerged in its current form as a result of several transactions. In June 1997, Varsity Spirit Corporation was acquired by Riddell Sports, Inc. and the combined company changed its name to Varsity Brands Corporation. On June 22, 2001, the Company sold its Riddell division and its primary operations again became the school spirit industry which was the Company's focus before the Riddell acquisition. Varsity has 9,592,250 shares of common stock issued and outstanding which are traded on the American Stock Exchange.

        3.     Varsity's financial performance has been excellent and growing consistently. Its revenues, gross profit and income from operations, after factoring out discontinued operations, have grown steadily since 1998. Varsity had revenues of $112.1 million in 1998, $120.2 million in 1999, $136 million in 2000, $147.5 million in 2001 and $156.4 million in 2002. Similarly, Varsity's gross profit has grown steadily from $44.2 million in 1998 to $64.4 million in 2002. Likewise, Varsity's income from operations has grown steadily from $5.7 million in 1998 to $17 million in 2002.

  The Varsity Board

        4.     The Varsity board has 7 members:

          A.    Jeffrey G. Webb has been the Vice Chairman of the Company since June, 1997 and has been the Company's CEO and President since June, 2001. He founded the predecessor of the Company in 1974. Mr. Webb owns approximately 866,127 shares (approximately 9%) and holds options to purchase an additional 467,760 shares. Mr. Webb is one of a group of four senior officers of the Company who will acquire approximately 11% of the Company on extremely lucrative terms (described below) if the sale currently proposed occurs. Mr. Webb will also be paid a cash bonus of $1,585,000 upon completion of the sale. Moreover, he entered into an employment agreement to work for the surviving corporation for an initial term of five years at a base salary of $500,000 per annum, plus performance bonuses based on a target level of 50% of his base salary. In connection with the transaction in which Riddell acquired the predecessor to Varsity, Mr. Webb negotiated and obtained the right to nominate 2 directors of Varsity. He took tone of his two board seats himself and nominated defendant Arthur N. Seessel, III to fill his other board seat. Mr. Seessel has been on the board ever since. Mr. Seessel is Mr. Webb's long-time friend and they are both very active in an organization called the Memphis Society of Entrepreneurs. In fact, Mr. Seessel was the founding member of that society and is a current director of it and Mr. Webb is a past president as well as the current president elect.

          B.    Robert E. Nederlander has been the chairman of Varsity's board since 1988 and was the Company's CEO from April, 1988 through April 1, 1993. Under his employment agreement with Varsity, he will receive a lump sum cash payment of $670,000 as a result of the sale of the Company. Mr. Nederlander owns 1,274,712 shares of common stock of the company (or approximately 13.3%) and holds options to purchase an additional 45,000 shares plus another 7,500 options that do not vest until October 1, 2003 but which will accelerate and become exercisable in connection with the sale. The Company is a party to 9.5 year sublease with a company controlled by Mr. Nederlander pursuant to which the Company sub-leased office space in New York City from Mr. Nederlander. The sub-lease requires the Company to pay base rent of $117,000 per annum rising to $138,00 per annum plus approximately 33% of the building's operating expenses. Within approximately one year of entering into the lease with Nederlander, the Company moved its corporate offices to Memphis, Tennessee and it therefore has a long-term lease of useless space in New York. The Company tried to sub-lease the space, but the tenant it found defaulted and the Company is currently looking for another tenant. Mr. Nederlander is and has been involved in a number of deals and business relationships with other Varsity directors. Mr. Nederlander has been the Chairman of Allis-Chalmers Corp. since May, 1989. Also since May, 1989, Mr. Toboroff, one of Varsity's other directors, has been vice president and vice chairman of the board of Allis-Chalmers Corp. In addition Messrs. Nederlander, Toboroff and McConnaughy were directors of Mego Financial Corp. Earlier this year, Mego was involved in a transaction in which Nederlander's and McConnaughy's interests in Mego were bought-out. Toboroff was not included as part of the Mego board's special committee that reviewed and approved that transaction because he was not deemed independent of Nederlander and McConnaughy because of their business and other relationships.

          C.    Leonard Toboroff has been a vice president of Varsity since April, 1988. Under his employment agreement with Varsity, he will receive a lump sum cash payment of $536,500 as a result of the sale of the Company. Moreover, the Company amended its employment agreement with Mr. Toboroff to provide for his continued employment by Varsity in a non-officer capacity for 18 months following the merger at a base salary of $90,000 per annum, plus health and other benefits for 36 months following the merger. Mr. Toboroff owns 1,281,085 shares of the Company's stock (approximately 13.3%) and holds options to purchase an additional 45,000 shares plus another 7,500 options that do not vest until October 1, 2003 but which will accelerate and become exercisable in connection with the sale. Mr. Toboroff has been a practicing attorney since 1961. From 1988 through 1990, he was affiliated with a law firm that was counsel to Varsity from April, 1988 through February, 1993. In addition, as noted above, since May, 1989, Mr. Toboroff has been vice president and vice chairman of the board of Allis-Chalmers Corp. along with Mr. Nederlander who is chairman of that company. In addition, as also explained above, Mr. Toboroff and Messrs. Nederlander and McConnaughy were directors of Mego Financial and were deemed not independent of each other in connection with a transaction involving Mego earlier this year.

          D.    Arthur N. Seessel, III has been a director of Varsity since February, 1999. He was a member of the so-called "exploratory committee" that started the process that led to the challenged merger. He was paid $20,000 for being a member of that committee. As noted above, Mr. Seessel became a Varsity director because he was designated by Mr. Webb to fill one of Mr. Webb's contractually allocated board seats and he and Mr. Webb are friends and are both active in the Memphis Society of Entrepreneurs.

          E.    Don R. Kornstein has been a director of Varsity since 1995. He was the chairman of the so-called "exploratory committee" that started the process that led to the challenged merger. He was paid $30,000 for being chairman of that committee and will be paid $150,000 for his purported services as "lead negotiator" on behalf of the Company.

          F.     John McConnaughy, Jr. has been a director of Varsity since September, 1989. He was a member of the so-called "exploratory committee" that started the process that led to the challenged merger. He was paid $20,000 for being a member of that committee. He owns 1,016,435 shares (approximately 10.6%) of the Company's common stock and holds options to purchase an additional 45,000 shares plus another 7,500 options that do not vest until October 1, 2003 but which will accelerate and become exercisable in connection with the sale. Mr. McConnaughy has pledged his entire interest in all of his stock and options to financial institutions to secure loans. In addition, as noted above, Messrs. Nederlander, Toboroff and McConnaughy were directors of Mego Financial Corp. which was involved in a transaction earlier this year in which Nederlander's and McConnaughy's interests in Mego were bought-out. McConnaughy was not included as part of the Mego board's special committee that reviewed and approved that transaction because he was not deemed independent of Nederlander and Toboroff because of their business and other relationships.

          G.    Glenn E. "Bo" Schembechler has been a director of Varsity since September, 1991. He is a former head football coach of the University of Michigan. He was a member of the so-called "exploratory committee" that started the process that led to the challenged merger. He was paid $20,000 for being a member of that committee.

  The Sale

        5.     According to the proxy statement, Varsity's board believed for some time that Varsity's stock was undervalued in the market.

        6.     According to the proxy statement, in October 2002 the board received an unsolicited proposal from a private equity firm named The Riverside Company ("Riverside") expressing interest in acquiring Varsity. The board did not purse the overture, again according to the proxy statement, because Riverside asked for a 60 day exclusivity window to which the board would not agree.

        7.     Shortly after Riverside was turned away, the proxy statement claims that the Varsity board created an "exploratory committee" consisting of Messrs. Kornstein, Seessel, Schembechler and McConnaughy to investigate the possible sale of the Company. The "exploratory committee" was formed, according to the proxy statement, because these four directors, unlike the other three, "had no interest in a possible sale of the Company different than those of our unaffiliated stockholders generally."

        8.     The "exploratory committee" hired lawyers and an investment banker and solicited bidders. Within two months, the exploratory committee had eight bids in hand from private equity funds interested in buying the Company.

        9.     On January 13, 2003, the full board met and disbanded the "transaction committee." The proxy statement says that the board decided to do this because "the board was comprised of a majority of directors who had no interest in a possible sale of the Company different than those of our public stockholders generally." This was plainly a pretext. Since a committee had been deemed necessary two months earlier and since the composition of the board had not changed in the interim, the real reason that the committee was disbanded was so that the interested directors could have a more direct influence on the process and guide the Company to their favored bidder (the bidder that would give management the best deal).

        10.   Of the 8 bidders, one was eliminated because its bid was deemed too low. The remaining 7 all submitted revised bids on February 26, 2003 following meetings and more due diligence. Four of the remaining bidders were then selected for a final bidding round following another chance for even more meetings and more due diligence. Significantly, prior to the submission of the second round of bids, one of the bidders, Leonard Green & Partners ("LG&P") told Mr. Webb that it if it won the auction, it would offer him and other members of management selected by him the opportunity to acquire up to 15% of the common stock of the company that would own Varsity going forward for $1.5 million. Mr. Webb recognized that LG&P's proposal was an incredible deal for him. That price valued Varsity's equity at $10 million even though based on the then-current bids Varsity's equity was worth over $60 million, approximately 6 times what Webb and other members of his group would pay.. In other words, LG&P told Webb that he was going to get a chance to buy a substantial portion of the Company going forward for 15% (or less) of what that portion was really worth.

        11.   Following more meetings and due diligence final bids were submitted. The two highest final bids were (i) $6.80 per share submitted by Riverside (the original private equity firm that had contacted the Company back in November, 2002) and (ii) $6.57 per share by LG&P. Significantly, the proxy statement does not disclose what deal Riverside offered Varsity management. The proxy statement says that on March 7, 2003 the board selected the lower bid because Riverside's bid was contingent on financing, its fund was smaller than the LG&P's fund and Riverside had not done an acquisition as big as Varsity before. As detailed below, that disclosure was materially misleading at best. After picking the lower bid, the board tentatively approved a "stay bonus pool" of approximately $2.3 million to be paid to Mr. Webb and other members of management to induce them to stay on through the acquisition. That bonus pool was not allocated among management at that time but it was understood that whatever the bonuses were, they would come off the top of the consideration that would otherwise go to the stockholders.

        12.   At the March 7, 2003 board meeting, the board then approved a 30 day exclusivity agreement with LG&P which was previously denied to Riverside. The exclusivity period was subsequently extended twice, first to April 18 and then to April 23. The proxy statement claims that between March 11 and April 10, Mr. Webb negotiated the terms of his employment agreement with LG&P. In addition to his employment agreement, the terms of which are set out above, Mr. Webb will exchange 114,155 of his Varsity shares for 7.5% of the equity of the parent of the surviving company in the merger. At the merger price of $6.57 per share, that means he is paying $750,000 for 7.5% of the equity which places a value of $10 million on the equity of the company that will own Varsity. That is an absurdly low valuation. At the merger price, the equity of Varsity is being valued at more than $63 million. In short, Mr. Webb is being given the chance to buy a substantial interest in the company that will own Varsity for 15% (or less) of what that interest is really worth.

        13.   The Varsity board then met on April 21, 2003 and, according to the proxy statement, approved the merger agreement and approved aggregate "stay" bonuses of approximately $2.3 million for 29 members of Varsity's management. Jeff Webb's share of the "stay" pool is by far the largest. He is being paid $1.585 million (about 70% of the entire pool). Taking that much money away from the stockholders and giving it to Mr. Webb is inexplicable and is objective evidence that the board is not independent of Mr. Webb. There was no need to pay Mr. Webb any money to get him to "stay." At the time his "stay bonus" was set, he had already negotiated a new employment agreement with LG&P pursuant to which he would continue with the Company and be highly compensated. Moreover, he had agreed to "buy" a 7.5% interest in the Company going forward at a bargain price (15% or less of what that interest was really worth). Furthermore, Webb gets his $1.585 million cash bonus upon the closing of the merger whereas the other members of management who won't own a piece of the Company going forward have to remain employees far three months before they get their share of the pool.

        14.   Implicitly admitting that Webb was not really being paid $1.585 million to get him to "stay" with the Company, the proxy statement tries alternatively to defend the huge cash diversion of money from the stockholders to Webb on the ground that it is "what, in the board's view, Jeff Webb would reasonably have been expected to receive under an executive employment agreement that contained a change in control provision consistent with what executives in similar positions to Jeff Webb often receive." The problem with that reasoning was that Webb had no employment contract. It expired in May 2000 and although Webb and the Company had discussions about a new contract, one was never signed. Not having a contract was what Mr. Webb chose and it provided opportunities to him. He was free to pursue other opportunities at any time. There was simply no valid reason for the Varsity board to take more than $1.5 million that would otherwise go to the stockholders and pay that to Webb because he might have been entitled to that payment under an employment contract which he chose not to sign.

        15.   The flawed process led to a merger price—$6.57 per share—that is not fair. Obviously, the $6.57 per share price is materially lower than the highest bid—$6.80 per share. Moreover, the analyses of the board's investment banker, Rothschild, Inc. ("Rothschild"), demonstrate the unfairness of the $6.57 price. Rothschild opined to the board on April 21, 2003 that the $6.57 per share price was fair but the analyses upon which that opinion was based are flawed and stale. The board made no attempt to obtain an updated or current fairness opinion to address the real issue faced by stockholders—whether the price is fair now. Moreover, Rothschild's opinion cannot be deemed to be independent because half of their approximately $1.4 million fee is contingent on the completion of the merger. In short, they stood to gain at least another $700,000 if they said the merger was fair because if they did not opine that the merger was fair it likely would not happen.

        16.   One of the primary valuation methodologies Rothschild used was a comparable company valuation. Rothschild identified 8 companies comparable to Varsity and based on multiples derived from the market prices of the stock of those companies on April 17, 2003, determined a range of values for Varsity. The critical, but undisclosed facts, are (i) that Rothschild failed to back-out the minority discounts embedded in the prices it looked at which only represented the price of a single share of the comparable companies, and (ii) that the market prices of those comparable companies have risen dramatically since April 17—by an average of about 23% as summarized in the following chart:

Comparable Company	4/17 Market Price ($)	8/12 Price Market Price ($)	% Change
Ashworth, Inc. (ASHW)	5.94	7.15	20.4%
Nike, Inc. (NKE)	52.3	53.73	2.7%
Reebok Int'l Ltd. (RBK)	31.83	32.27	1.4%
RussellCorp. (RML)	18.16	19.08	5.0%
Vans, Inc. (VANS)	4.50	9.03	100%
V.F. Corp. (VFC)	38.97	38.69	(1)%
Alloy, Inc. (ALOY)	5.89	6 58	11.7%
Foot Locker, Inc. (FL)	10.37	15.00	44.6%
Average:			23.1%

        17.   In addition, one of Rothschild's other primary methodologies, a discounted cash flow valuation, was based on 5 year projections that have been shown to be overly conservative by subsequent developments. The projections Rothschild used assumed total revenues for Varsity of $170.5 million in 2003, a 9% increase over 2002 revenues. However, Varsity's first quarter 2003 revenues were $23.68 million, a 26.7% increase over Varsity's revenues in the first quarter of 2002. Moreover, the proxy statement admits that Varsity's business is very seasonal, with its first and fourth quarters traditionally being its slowest periods. Since Varsity has shown dramatic growth in one of its slowest periods, the second and third quarters of 2003 are likely going to be better than the 9% growth reflected in the projections utilized by Rothschild. Indeed, at this point, the second quarter numbers are in but they have not been disclosed, an omission which likely obscures the fact that the projections were overly conservative. If the very first year of the projections Rothschild used is low, that understatement will be magnified through the remainder of the projections, totally undercutting them.

        18.   In addition to declining to sell the Company to the highest bidder, the board locked-up the unfair price it accepted from the losing bidder, effectively preventing the stockholders from obtaining the highest value reasonably available for their stock. The merger agreement entered into with LG&P contains no-shop and termination fee provisions that are unreasonable under the circumstances. Under the merger agreement, the Varsity board is barred from taking any affirmative actions in furtherance of obtaining a better proposal than LG&P's $6.57 per share offer. While the board is not prohibited from accepting a better deal under certain circumstances (including only if it is unsolicited and if it is not contingent on financing), the board can only do so after paying LG&P a termination fee of $3.5 million plus expenses not to exceed $1.75 million, or a total of $5.25 million. That represents an unreasonable 8.3% of the approximately $63 million aggregate price to be paid to Varsity's stockholders under the LG&P proposal. Having auctioned the Company and decided to sell to one of the losing bidders favored by management, these no-shop and termination fee provisions are unreasonable.

  Class Action Allegations

        19.   Plaintiff brings this action on his own behalf and as a class action pursuant to Chancery Court Rule 23 on behalf of all of the Company's common stockholders excluding the directors of the Company and their affiliates (the "Class").

          A.    The class on whose behalf plaintiffs bring this action is so numerous that joinder of all members is impractical. The Company has, according to the defendants, 9,592,250 shares of common stock outstanding, more than 50% of which are owned by members of the Class. The shares in the Class are owned by thousands of beneficial owners residing in many states.

          B.    There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, but are not limited to, whether defendants are breaching their fiduciary obligations in connection with the proposed transaction as described more fully above and below.

          C.    The claims of plaintiff are typical claims of other members of the Class. Plaintiff is, and has been at all relevant times, a stockholder of the Company and has the same interests as other members of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          D.    Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

          E.    For the above reasons, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the requirements of Chancery Court Rule 23 are satisfied.

COUNT I

BREACH OF FIDUCIARY DUTY OF DISCLOSURE

        20.   The prior paragraphs are repeated and realleged as if fully set forth herein.

        21.   The individual defendants owe Varsity's stockholders fiduciary duties which require them to provide the stockholders with all of the material facts in connection with the stockholder vote on the merger. In addition, the directors' fiduciary duties require them to avoid material misstatements and avoid materially misleading partial disclosure. The individual defendants have breached and are beaching their fiduciary duty of disclosure in at least the following respects:

          A.    The proxy statement fails to disclose the facts that (i) Mr. Seessel became a director of Varsity because he was Mr. Webb's designee for one of the two board seats that Mr. Webb had a contractual right to nominate and fails to disclose their mutual involvement and positions in the Memphis Society of Entrepreneurs, and that (ii) Messrs. Nederlander, Toboroff and McConnaughy, directors of Mego Financial Corp., were involved in a transaction earlier this year in which Nederlander's and McConnaughy's interests in Mego were bought-out and Toboroff was not included as part of the Mego board's special committee that reviewed and approved that transaction because he was not deemed independent of Nederlander and McConnaughy due to their business and other relationships. These facts are highly relevant to whether, as the proxy statement claims, the four non-management directors were, in fact "independent directors." Stockholders are entitled to full disclosure of the affiliations and relationships between interested directors and supposed outside, independent directors so that they can make their own assessments of whether the supposed outside, independent directors are really independent. Moreover, the claim in the proxy statement (p. 39) that Seessel and McConnaughy are "independent" is false or at best materially misleading and incomplete without disclosure of the relationships outlined above.

          B.    The proxy statement fails to provide financial statements for the Company's second quarter 2003 or otherwise disclose the Company's second quarter 2003 financial performance. As explained above, the Company's performance is highly seasonal, with the second and third quarters being the key quarters. Knowing what the Company's second quarter 2003 performance was would be critical information to reasonable stockholders because it would enable stockholders to make a reasoned assessment of whether the projections upon which Rothschild's discounted cash flow valuation is based may be overly conservative. Moreover, disclosure of the projections is materially misleading without also disclosing all of the known actual financial performance for periods covered by the projections (namely the second quarter 2003).

          C.    The proxy statement does not disclose what Riverside proposed concerning management's participation in their $6.80 per share offer. What Riverside offered management would be highly material to reasonable stockholders because it would enable stockholders to evaluate whether management had a bias in favor of the LG&P proposal over the materially higher bid (from the public stockholders' perspective) from Riverside. The proxy statement does disclose cryptically that of the final bidders in addition to LG&P, one "proposed a $2 million investment by Varsity's management post-closing" and that two others "indicated that terms relating to management participation, if any, would be discussed with Varsity's management. " The problem with these disclosures is that (i) there is no disclosure of which one of the three was Riverside's proposal, or (ii) what percentage management would get from the bidder who proposed the $2 million investment. Again, it would be highly material for stockholders to know exactly who proposed what in connection with management participation because those facts may establish a reason management preferred LG&P's lower bid over Riverside's higher bid.

          D.    The proxy statement contains confusing and inconsistent disclosure about the "final" bidders on pages 20 and 21. On those pages, the proxy statement at times refers to a group of four final bidders and on the same pages refers to the fact that "five" of the members of the final group "indicated possible financing for the transaction by financial institutions."

          E.    The proxy statement fails to fully and fairly disclose the fact, explained above, that Rothschild failed to make any adjustment to back-out the minority discount embedded in its comparable company valuation. Furthermore, the Varsity board knows or should know that the analyses upon which Rothschild based its opinion have become stale. At a minimum, the board should make it clear that the stock prices of the comparable companies used by Rothschild are no longer relevant and that the market values of those comparable companies have increased dramatically.

          F.     The proxy statement goes to considerable lengths to denigrate Riverside in an effort to make it appear that their higher bid was not bona fide. The proxy statement (p. 21) says:

      the board... took note of the fact that the size of the Riverside Company's fund was substantially smaller than that of the other seven private equity firms which had submitted bids and that it had not, as far as the board was aware, ever independently committed the equity capital necessary to close a transaction as large as ours. The Riverside Company had advised us that it had received proposals and letters of interest (but not commitment letters) from Antares Leveraged Capital Group, Madison Capital, Merrill Lynch Capital and National City Bank with respect to the debt financing that the Riverside Company required to effect the proposed transaction. However, The Riverside Company did not independently have the committed capital to finance the equity portion of the proposed transaction. Conversely, Leonard Green & Partners could finance the entire purchase without the need for any outside financing.

  This disclosure was materially misleading at best. Riverside is a private equity firm that invests in middle market companies. In its 15 year history, Riverside has completed 71 acquisitions. More recently it has been closing approximately 10 - 15 acquisitions per year. As of July, 2003 it had completed six management buy-outs so far this year. At the time it was bidding on Varsity, Riverside's current fund was the $412 million Riverside Capital Appreciation Fund, 2000 ("RCAF-2000"), which owned 24 portfolio companies with 2002 sales ranging from $14 - $221 million. As of May, 2003 more than half of RCAF-2000's $412 million in assets were uncommitted so it plainly was a bona fide bidder for Varsity. Between 1990 and 2000, Riverside's net annual return to investors was 61.1% - more than twice the 26% return realized by the upper quartile of all leveraged buyout funds during the same period. In view of these facts, the board's efforts to denigrate Riverside in the proxy statement were materially misleading, incomplete and painted a picture that constituted materially misleading partial disclosure.

          G.    The proxy statement repeatedly touts the premium that the $6.57 per share merger price represents to the Company's pre-announcement stock price as a positive factor supporting the fairness of the proposed price. That disclosure is false and/or materially misleading because the board in fact believed that the Company's market price did not accurately reflect the real value of the Company and that for a number of reasons, the Company's stock was significantly undervalued in the public market. Therefore, contrary to the board's claims in the proxy statement, the premium to market is not a factor that stockholders can rely on as indicia of the fairness of the price.

          H.    The proxy statement says that during the 30 day window between March 11, 2003 and April 10, 2003 LG&P "negotiated the terms of the voting agreements to be entered into with some of our stockholders." The proxy statement fails to disclose, however, who those shareholders were or how much stock they owned. That is a highly significant fact because if LG&P had agreements, arrangements or understandings, even contingent ones, concerning voting with holders of more than 15% of the Company's stock prior to the board approval of the transaction on April 21, then the protections of 8 Del. C. §203 were triggered and the merger would require the affirmative vote of 66 - 2/3% of the unaffiliated shares. The proxy statement does disclose that voting agreements were ultimately signed by 9 members of the board and management who collectively own about 47% of the Company's stock but it is impossible to tell the critical fact from those disclosures—who LG&P negotiated with before the Varsity board approved the transaction and what arrangements or understandings were reached.

        22.   The foregoing misstatements and omissions are highly material because they would be directly relevant to the assessment by a reasonable stockholder of whether they should vote for or against the merger or demand appraisal. Without full and complete disclosure, the public stockholders are being harmed because they are being forced to make a fundamental investment decision with materially incomplete and misleading information.

COUNT II

ENTIRE FAIRNESS CLAIM

        23.   The prior paragraphs are repeated and realleged as if fully set forth herein.

        24.   As detailed above, a majority of Varsity's directors are interested in or lack independence from interested directors in connection with the challenged transaction. Accordingly, the board bears the burden of establishing the entire fairness of the merger. They cannot meet that burden.

        25.   The merger is the product of unfair dealing for the reasons detailed above.

        26.   The merger price does not constitute an entirely fair price for the reasons detailed above.

COUNT III

REVLON CLAIM

        27.   The prior paragraphs are repeated and realleged as if fully set forth herein.

        28.   For the reasons detailed above, the individual defendants failed to obtain the highest price reasonably available in connection with the sale of the Company.

COUNT IV

AIDING AND ABETTING CLAIM AGAINST LG&P

        29.   The prior paragraphs are repeated and realleged as if fully set forth herein.

        30.   LG&P knowingly participated in the individual defendants' breaches of fiduciary duty described above. LG&P's proposal was designed to provide the most lucrative financial benefits to Varsity's management insiders, including Webb, who was regularly apprised of all material developments and negotiations with potential offerors. Thus, LG&P sought to and ultimately did buy-off management with a proposal that was superior for Webb and other insiders, but inferior to Varsity's public stockholders.

        31.   LG&P informed Varsity that a requirement of its proposal was retention of management insiders including Webb, knowing that the board would grant "stay" bonuses to those insiders from the amount paid by LG&P to purchase the Company. In fact, however, LG&P separately negotiated Webb's "stay" incentives by way of employment and lucrative equity participation packages prior to the board's consideration of the merger agreement and granting of "stay" bonuses. Thus, with the explicit approval of LG&P, the "stay" bonuses were disguised extra consideration to Webb and other insiders that was improperly diverted from and should have been paid to Varsity's public stockholders.

        32.   LG&P negotiated Webb's employment and lucrative equity participation package prior to the board's consideration of the merger agreement with knowledge that the interested directors, including Webb, and those who were not independent of Webb, would favor LG&P's proposal over Riverside's proposal that would provide greater value to all of Varsity's stockholders.

        33.   LG&P's knowing participation in the defendants' breaches of fiduciary duty described herein has resulted in damage to plaintiff and the Class.

        WHEREFORE, plaintiff prays that the Court:

        A.    Declare that defendants breached their fiduciary duties to plaintiff and the members of the Class;

        B.    Declare that this action is a proper class action and certify the plaintiff as the representative of the Class;

        C.    Grant temporary, preliminary and/or permanent injunctive relief preventing the wrongdoing described herein;

        D.    Order defendants to pay damages to the Class in an amount to be determined at trial;

        E.    Rescind the challenged transaction;

        F.     Award plaintiff and his counsel costs, expert witness fees and attorneys' fees;

        G.    Grant such other and further relief as the Court deems just and appropriate in accordance Chancery Court rule 54(c) which provides that "every final judgment shall grant the relief to which the party in whose favor it is rendered is entitled, even if the party has not demanded such relief in the party's pleadings."

PRICKETT, JONES & ELLIOTT, P.A.
By:	/s/ RONALD A. BROWN, JR. Ronald A. Brown, Jr. Paul A. Fioravanti, Jr. Carla I. Brown 1310 King Street P.O. Box 1328 Wilmington, Delaware 19899 (302) 888-6500 Attorneys for Plaintiff

OF COUNSEL:

SUSMAN & WATKINS
Two First National Plaza
Suite 600
Chicago, Illinois 60603
(312) 346-3466

Dated: August 13, 2003

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Exhibit (A)(5)(2)